CNL Center at City Commons

450 South Orange Avenue

Orlando, Florida 32801-3336

tel 407.650.1000  866.650.0650

fax 407.423.2894

www.cnl.com

Mailing Address:

P.O. Box 4920

Orlando, Florida 32802-4920

April 22, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Folake Ayoola, Attorney Advisor

Re:	CNL Growth Properties, Inc., f/k/a Global Growth Trust, Inc. (the “Company”)

Preliminary Proxy Statement on Schedule 14A

Filed: April 3, 2013

File No.: 000-54686

Dear Ms. Ayoola:

On behalf of the Company, this letter responds to the comments of the staff of the Securities and Exchange Commission (the “Commission”) contained in the staff’s letter dated April 16, 2013 (the “Comment Letter”) with respect to the limited review of the above-referenced filing. For your convenience, we have repeated the comment from the Comment Letter in italicized print, and the Company’s response is provided below the comment.

Proposal II-C, page 16

1.	Please revise to separate the multiple items subsumed in Proposal II-C. For those you do not unbundle, please supplementally explain your reasons. We may have further comment. Refer to Rule 14a-4(a)(3) of Regulation 14A.

Response: The multiple items previously set forth in Proposal II relating to the proposed amendment and restatement of the Company’s charter, have been either separated into multiple proposals or remain bundled, all pursuant to and in accordance with specific telephonic discussions with the staff.

As requested by the staff, the Company hereby provides the following acknowledgements in connection with responding to the Comment Letter: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or would like to discuss any of the Company’s responses, please do not hesitate to contact the undersigned at (407) 540-7546. You may also contact Donna Brown at (407) 540-7658, or Lina Angelici at (407) 540-7591.

Sincerely,

/s/ Holly J. Greer
Holly J. Greer
Senior Vice President, General Counsel and Secretary

cc:  Beth Frohlichstein